                                 Filed by Sherritt Coal Acquisition Inc.
                                 Filed pursuant to Rules 165 and 425 promulgated under the Securities Act of 1933, as amended Subject Company: Fording Inc.
                                 Subject company's Commission File No: 1-15230


ATTENTION SHAREHOLDERS OF FORDING INC.:

                             SHERRITT AND TEACHERS'
                           SUPERIOR OFFER DELIVERS YOU

                            /X/  MORE CASH TODAY
                            /X/  MORE VALUE TOMORROW


                 SHERRITT AND TEACHERS'* OFFER                         FORDING-TECK PLAN OF ARRANGEMENT
                 -----------------------------                         --------------------------------

                                      /X/                                                    /  /

MORE CASH        o C$35 per share                                      o C$34 per share

                 o C$17.63 per share at maximum cash proration         o C$15.60 per share at maximum cash proration


                                      /X/                                                    /  /

MORE             o C$50 million of COST SAVINGS, driven by:            o C$50 million of cost savings and marketing synergies
SYNERGIES          - Closer geographical proximity of mines
                   - Lower port costs from Neptune Terminals
                   - Potential mineral tax savings

                 o Additional MARKETING AND COAL blending
                   synergies


                                      /X/                                                    /  /

LESS DEBT        o Debt approximately C$300 million excluding          o Debt approximately C$425 million excluding working
                   working capital                                       capital

                 o Approximately 1.1x pro forma annualized EBITDA      o Approximately 2.0x pro forma annualized EBITDA


                                      /X/                                                    /  /

MORE CERTAIN     o Subordination supports cash distribution to the     o Target distribution of C$1.05 in the first quarter
CASH               extent of C$1.05 per unit per quarter in 2003         of 2003
DISTRIBUTIONS      (to a maximum C$11.25 million per quarter)

                 o Subordination provides significant downside         o No subordination
                   protection


                                      /X/                                                    /  /

PRESERVES        o No dilutive conversion rights for Partners          o Substantial dilution possible from Teck's conversion
SHAREHOLDER                                                              option
VALUE            o Management incentive plan will not increase         o Generous option plan for management (3.6 million
                   costs at Trust                                        units)
                 o Administrative costs capped at Fording's            o Administrative costs expected to increase by C$2
                   current levels                                        million from current levels
                 o No currency hedge exposure                          o Significant currency hedge exposure--Fording losses
                                                                         of C$65 million for the nine months ending September
                                                                         30, 2002


                                      /X/                                                    /  /

SUPERIOR         o All trustees and the majority of board members      o Teck and Westshore appoint the majority of trustees
GOVERNANCE         are independent of Sherritt and Teachers'             and board members



    WE URGE YOU TO VOTE AGAINST THE FORDING-TECK PROPOSED PLAN OF ARRANGEMENT


TIME IS SHORT! IT IS IMPORTANT THAT YOUR VOTE IS RECEIVED IN TIME TO BE REPRESENTED AT THE FORDING JANUARY 3, 2003 SPECIAL MEETING. WE URGE YOU TO VOTE AGAINST FORDING-TECK'S PLAN OF ARRANGEMENT TODAY TO PRESERVE YOUR OPPORTUNITY TO RECEIVE GREATER VALUE FROM SHERRITT AND TEACHERS' SUPERIOR OFFER. SIGN, DATE AND RETURN THE YELLOW PROXY CARD VOTING AGAINST FORDING-TECK'S PLAN OF ARRANGEMENT TODAY.

SHERRITT AND TEACHERS'* OFFER IS SCHEDULED TO EXPIRE AT 8:00 PM, TORONTO TIME, ON JANUARY 6, 2003 AND IS CONDITIONAL UPON FORDING-TECK'S PROPOSED PLAN OF ARRANGEMENT NOT BEING APPROVED AND FORDING'S SHAREHOLDERS TENDERING A MINIMUM OF 66-2/3% OF THE OUTSTANDING SHARES OF FORDING.


--------------------------------------------------------------------------------
      If you have any questions or require any assistance in executing or returning your proxy, please call our proxy solicitor:
        INNISFREE M&A INCORPORATED Toll-free at 1-877-750-5837 (English)
   Toll-free at 1-877-750-9499             Call Collect at 1-212-750-5833
           (Francais)                            (Banks and Brokers)
--------------------------------------------------------------------------------

*Sherritt International Corporation and Ontario Teachers' Pension Plan are making the offer through Sherritt Coal Partnership II, a partnership of subsidiaries of Sherritt and Teachers'.


NOTICE TO INVESTORS

IN CONNECTION WITH THE SHERRITT PROPOSAL, SHERRITT COAL ACQUISITION INC. (AN AFFILIATE OF SHERRITT COAL PARTNERSHIP II) FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION A SCHEDULE 14D-1F/A, AND SHERRITT INTERNATIONAL CORPORATION AND CANADIAN COAL TRUST FILED A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, EACH CONTAINING AN OFFER AND CIRCULAR RELATING TO THE SHERRITT PROPOSAL. SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. COPIES OF THESE DOCUMENTS AS WELL AS RELATED SEC FILINGS MAY BE OBTAINED, FREE OF CHARGE, FROM THE SEC'S WEBSITE AT www.sec.gov
                                                                   -----------
AS WELL AS FROM SHERRITT COAL ACQUISITION INC. BY DIRECTING A REQUEST TO INVESTOR RELATIONS, 1133 YONGE STREET, TORONTO, ONTARIO, CANADA M4T 2Y7, TELEPHONE (416) 934-7655.

-------------------------------

THIS ADVERTISEMENT CONTAINS FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE NOT BASED ON HISTORICAL FACTS, BUT RATHER ON CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES. THESE RISKS AND UNCERTAINTIES COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THIS ADVERTISEMENT DOES NOT CONSTITUTE AN OFFER TO SELL SECURITIES IN ANY JURISDICTION.